Reply to the Attention of	Thomas J. Deutsch*
Direct Line	(604) 691-7445
Direct Fax	(604) 893-2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	1007462-244062-Correspondence
Date	January 26, 2017

Via EDGAR correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Anne Nguyen Parker, Assistant Director

Dear Sirs/Mesdames:

Re:

Electrameccanica Vehicles Corp.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 20, 2016
File No. 333-214067
Response Letter to SEC Comments of January 5, 2017

We are counsel for and write on behalf of Electrameccanica Vehicles Corp. (the “Company”) in response to the Staff’s follow-on letter of January 5, 2017 (the “Comment Letter”) signed on behalf of Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure, of the United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 2 to the Company’s registration statement on Form F-1 filed October 12, 2016 (the “Form F-1 Amendment”).

On behalf of the Company, we provide below the Company’s item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the Form F-1 Amendment. We confirm that the disclosure changes described hereinbelow have been made in the Form F-1 Amendment as transmitted herewith and as filed with the Commission.

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January 26, 2017

Commission Comment:

Forward Looking Statements, page 4

1.

We note your response to our prior comment 24 and reissue in part. You continue to refer to “Selected Financial Information” section on page 4. Please remove this reference because your prospectus does not include a section entitled “Selected Financial Information.”

Company Response:

We confirm, on behalf of the Company, that the subject reference to “Selected Financial Information” and “Management Discussion and Analysis” has now been removed from page 4 of the Form F-1 Amendment and replaced with “Operating and Financial Review and Prospects”, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Business Overview

Patents and Licenses, page 21

2.

We note your response to our prior comment 12 and reissue in part. Please revise your disclosure further to describe the patents you filed, when you expect the patents to be granted, how long they will be valid for after issued, and your dependence on the pending patents.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Business Overview section of the Form F-1 Amendment under the subheading “Patents and Licenses” has now been updated on page 21 to provide the following additional disclosure:

“Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent and design applications, trade secrets, including know-how, employee and third party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology. As at January 26, 2017 we had one issued design registration, one allowed design application and five pending patent and design applications with various countries which the Company considers core to its business in a broad range of areas related to the design of the SOLO and its powertrain. We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.”;

January 26, 2017

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Marketing Plan, page 28

3.

We note your response to our prior comment 15 and reissue in part. The estimated production of 100,000 SOLOs in the twelve month period appears to require significantly more financial resources than $2.94 million, the amount you state you need to finance your planned operations for the next 12 months on pages 6 and 9. We note that on page 32 you continue to state that the estimated cost of a new production facility capable of producing 100,000 SOLOs ranges from $10 million to $15 million. Please revise as appropriate for consistency.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Business Overview section of the Form F-1 Amendment under the subheading “Marketing Plan” in the second paragraph has now been revised on page 28 to provide the following disclosure:

“We plan to build up to 10 pre-production SOLOs by March of 2017 (and we are currently taking reservations for orders) and begin production deliveries starting in April of 2017. We are presently negotiating with manufacturers and suppliers to increase the production of the SOLO for both greater volume and closer proximity to potential markets around the world. We intend to satisfy existing reservation orders through our current production facilities using funds on hand and revenue to be generated from such sales. If we are able to enter into a manufacturing and supply agreement for much larger production volumes on reasonable and satisfactory terms, then we may need to raise additional capital through either equity and/or debt financings in order to satisfy our obligations for payment under such manufacturing and supply agreement.”

In addition, the section of the Form F-1 Amendment under the subheading “Property, Plant and Equipment” has now been revised in the third paragraph on page 32 to provide the following disclosure:

“Ideally, the new production facility will be 50,000 to 200,000 square feet, which will allow our Company to produce 25,000 to 50,000 SOLOs per year. We have also consulted a process design company which will form a suitable manufacturing flow production process and facility layout for our anticipated 10 production lines that will maximize labour and equipment usage and minimize manufacturing and assembly time. Our management estimates the full assembly of a SOLO in the new production facility will take approximately four hours. An example of the layout of the new production facility is presented below. We estimate that the cost of the machinery to equip a new production facility will range from $10 million to $15 million for the assembly of vehicles. Experts in the field of designing and equipping a manufacturing facility presented to the Company that a facility of 50,000 to 200,000 square feet will be able to produce between 25,000 to 50,000 vehicles per year. The level of automation will determine if the equipment cost will be on the lower-end of the range ($10 million) for a semi-automated facility, to the upper-end of the range ($15 million) for a fully automated facility. While it is difficult to forecast any sales, we believe that there are enough expressions of interest to satisfy the production capabilities of the above mentioned facility. However, we do not anticipate building a new production facility until sometime in 2018 or later if the demand for the SOLO materializes.”;

January 26, 2017

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Directors and Senior Management and Employees, page 56

4.

We note your response to our prior comment 26 and reissue. Please revise to discuss potential conflict of interests that can result from your chief operating officer’s position with Intermeccanica International, Inc. We note, for example, that in a situation involving a breach of the Joint Operating Agreement or a dispute under the agreement, an executive officer who holds positions with both companies may have a conflict of interests.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Business Overview section of the Form F-1 Amendment under the subheading “Directors and Senior Management and Employees” relating to Henry Reisner has now been revised on page 57 to provide the following disclosure:

“Mr. Reisner is the current President of Intermeccanica International Inc. (“Intermeccanica”), which is an automobile manufacturer, and has held this position since 2001. Mr. Reisner is incredibly experienced in the automotive industry and has a background in manufacturing.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia in 1989.

Pursuant to the Joint Operating Agreement (the “JOA”) between us and Intermeccanica, both Mr. Reisner and Intermeccanica have agreed that, during the term of the JOA and for a period of 24 months after the end of the term of the JOA (the “Restricted Period”), neither Mr. Reisner nor Intermeccanica will, directly or indirectly, either individually or in conjunction with any other person or persons, partnership, corporation or trust (whether as employee, principal, agent, shareholder, consultant or in any other capacity whatsoever), carry on business as, be engaged by, or work for a business that competes with our business in Canada or the United States. Intermeccanica and Mr. Reisner further agreed that, during the Restricted Period, neither Intermeccanica nor Mr. Reisner will, without the prior written consent of us, either alone or jointly with or on behalf of any person or entity, directly or indirectly, solicit any person who, at the applicable time, is an employee or independent contractor of the Company for the purpose of inducing him, her or it to terminate his, her or its employment or contract for services with the Company. In the event of a breach of the JOA or a dispute under the JOA, Mr. Reisner may have a conflict of interests between his position as our Chief Operating Officer and his position as President of Intermeccanica. If such a conflict of interests arises, then Mr. Reisner will not be involved in any decision making process between our Company and Intermeccanica and our Board of Directors, at its sole discretion, may remove Mr. Reisner as our Chief Operating Officer.”;

January 26, 2017

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Buy-Out Agreement (merger), page 79

5.

We note your response to our prior comment 28 and your confirmation that the Call Option Period terminates after 24 months from the date your shares of common stock are first quoted on the OTCQB. Please also revise your disclosure to make this clear.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Material Agreements section of the Form F-1 Amendment in the first paragraph under the subheading “Buy-Out Agreement” has now been revised on page 78 to provide the following disclosure:

“Provided that the filing of this registration statement on Form F-1 with the SEC is effective and our shares of common stock are posted for trading on the OTCQB market operated by the OTC Markets Group Inc. (the “Public Listing”), at any time during the two year period immediately following the completion by us of the Public Listing (the “Call Option Period”), we shall have the right to purchase all (but not less than all) of Intermeccanica’s issued and outstanding shares (the “Call Option”) from the holders of such shares (the “Vendors”). However, the Call Option is subject to the payment of $100,000 by us to Intermeccanica if we have not exercised the Call Option within 12 months of the commencement of the Call Option Period, and the payment of another $100,000 by us to Intermeccanica if we have not exercised the Call Option within 24 months of the commencement of the Call Option Period, which, together with all prior payments to Intermeccanica, will be considered the then payment by us of liquidated damages to Intermeccanica for our failure to exercise our Call Option during the Call Option Period. For clarity, the Call Option Period terminates after 24 months from the date our shares of common stock are first traded on the OTCQB. The Call Option may be exercised by us by delivering a written notice to the other parties within the Call Option Period. The parties acknowledge that the Call Option shall operate as an option only and that nothing shall require or entitle us to exercise or compel the exercise of the Call Option. The exercise of the Call Option shall be irrevocable once made.”;

January 26, 2017

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

6.

We note your response to our prior comment 29 and reissue in part. Please further explain your statement that once you decide to “exercise the Call Option [….] the Company’s shareholders will be receiving additional value, which will need to be reflected in the purchase price for Intermeccanica, which is the reason for the formula for the purchase price being based on the equity value of the Company.” In your response, you reference goodwill. Please explain why the goodwill attributed to Intermeccanica will be dependent on the equity value of the company. Please revise your disclosure to explain why the amount of the purchase price of Intermeccanica is dependent in part on the equity value of ElectraMeccanica.

We confirm, on behalf of the Company, that, in response to Commission Comment number 6. above, the Company provides the following further explanation to the following statements previously made understanding, of course, that the current terms of the JOA are what they are, are clearly and carefully disclosed (and filed) and were negotiated, and amended, and, in the Company’s view, in the Company’s best interests at all times:

(a)

respecting the prior statement that once the Company decides to “exercise the Call Option [….] the Company’s shareholders will be receiving additional value, which will need to be reflected in the purchase price for Intermeccanica, which is the reason for the formula for the purchase price being based on the equity value of the Company.”, the Company further explains and provides the following material background which may better explain the JOA’s Call Option purchase price as follows:

(i)

prior to even forming the Company Mr. Kroll required the invaluable assistance and over 50+ years of expertise of a long time automotive expert, Mr. Reisner (Intermeccanica), and Intermeccanica’s vast experience in automotive craftsmanship, in order to be in position to fully develop and to create the Company’s first SOLO prototype. Without any compensation being provided to Intermeccanica for such invaluable assistance and expertise at inception, Intermeccanica also agreed with the Company, to enter into the JOA which, in part, and critically, during the early stages of the Company’s development, provided the Company with much needed premises, production assembly and an option to acquire Intermeccanica which the Company could in no manner afford at inception. Under the JOA Intermeccanica also contracted with the Company to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with the Company’s production capabilities once developed (collectively, the “Inherent Intermeccanica Goodwill” herein);

January 26, 2017

(ii)

in light of (A) the Inherent Intermeccanica Goodwill which the Company believed it was being provided with from Intermeccanica at inception, (B) owing to the fact that the Company could in no manner either afford to fully acquire Intermeccanica or its longstanding expertise or material assets and goodwill at the time, and (C) notwithstanding that real value which was being created within the Company since inception owing to the fact that the Company was being allowed to fully utilize and exploit all Inherehent Intermeccancia Goodwill without paying for it, the parties agreed to structure the Company’s future ability to acquire Intermeccania based on the Company’s market (equity) value at the time; understanding that, from the parties’ perspectives, Intermeccanica, if acquired, should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception – something that the Company could have never afforded at the time;and

(iii)

in order to recognize that, through the issuance to Mr. Reisner of 600,000 pre-split (3,000,000 post-split) founder’s shares after inception, and prior to the Call Option being exercised, the parites, in subsequently amending the JOA, recognized that the fair market value of those shares (including all option payments to then) at the exercise of the Call Option should be rightly deducted from the final purchase price at the time – clearly evidencing that Intermeccanica, through Mr. Reisner’s founders’ stock position, had already and partially represented compensation for the Inherent Intermeccanica Goodwill now being acquired; and

(b)

respecting, in particular, the prior statement that “The goodwill created in the industry is significant but difficult to quantify.”, although the Company is of the view that paragraph (a) immediately above may already be fully responsive, the Company further explains as follows respecting goodwill:

January 26, 2017

(i)

while the Inherent Intermeccanica Goodwill would have been very difficult to actually value or quantify at the Company’s inception, the Company, as indicated in paragraph (a)(iii) immediately above, agreed to structure the Company’s future ability to acquire Intermeccania based on the Company’s actual market (equity) value (then to be combined upon the exercise of the Call Option) at the time; understanding that, from the parties’ perspectives, Intermeccanica, if acquired, should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception; and

(ii)

the formula was arrived at, in light of the above, with certain equity percentage limitations, including the recent amendment which recognized that the fair market value of Mr. Reisner’s founders’ shares should be rightly deducted from the final purchase price at the time – clearly evidencing that Intermeccanica, through Mr. Reisner’s founders’ stock position, had already and partially represented compensation for the Inherent Intermeccanica Goodwill now being acquired.

While the Company understands that purchase price terms of its pending Call Option are unusual, they confirm that they were negotiated in good faith and in circumstances in which Messrs. Kroll and Reisner knew that the Company could only develop with the valuable assistance, expertise and infrastructure that Intermeccanica still has in place today. Respectfully, we are now hopeful that, while, at best unusual, the Commission now fully understands the entire background to the JOA and concurs that the current disclosure is fully accurate as is.

With that all said, we confirm, on behalf of the Company, that the referenced disclosure in the Material Agreements section of the Form F-1 Amendment under the subheading “Buy-Out Agreement” has now been revised on page 79 to add the following disclosure summarizing, in part, the above explanation:

“Prior to forming the Company Mr. Kroll required the invaluable assistance and over 50+ years of expertise of long time automotive expert, Mr. Reisner (Intermeccanica), and Intermeccanica’s vast experience in automotive craftsmanship, in order to be in position to fully develop and to create the Company’s first SOLO prototype. Without any compensation being provided to Intermeccanica for such assistance and expertise, Intermeccanica also agreed to enter into the JOA which, in part, and critically, during the early stages of the Company’s development, provided the Company with much needed premises, production assembly and an option to acquire Intermeccanica which the Company could in no manner afford at inception. Under the JOA Intermeccanica also contracted with the Company to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with the Company’s production capabilities once developed (collectively, the “Inherent Intermeccanica Goodwill”). Notwithstanding the real value which was being created within the Company since inception owing to the fact that the Company was being allowed to fully utilize and exploit all Inherehent Intermeccancia Goodwill without paying for it, the parties agreed to structure the Company’s future ability to acquire Intermeccania, and the formula for the Call Option, based on the Company’s market (equity) value at the time; understanding that, from the parties’ perspectives, Intermeccanica, if acquired, should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception – something that the Company could have never afforded at the time.

January 26, 2017

In addition, and through the issuance of the Founders Shares to Mr. Reisner, in subsequently amending the JOA, the parties agreed that the fair market value of the Founders Shares at the exercise of the Call Option should be deducted from the Call Option purchase price – clearly evidencing that Intermeccanica, through Mr. Reisner’s founder’s stock position, had already and partially been compensated for the Inherent Intermeccanica Goodwill being acquired.

Accordingly, the Call Option formula was arrived at, in light of the above, and with certain equity percentage limitations; including the Amendment Agreement to the JOA which recognized that the fair market value of the Founders Shares should be deducted from the final purchase price at the time - evidencing that Intermeccanica, through the Founder Shares, had already partially been compensated for the Inherent Intermeccanica Goodwill being acquired, and that Intermeccanica should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Statement of financial position, page F-3

7.

Please revise your December 31, 2015 financial statements and related notes to give retroactive effect to the stock split that occurred on June 22, 2016. Refer to the guidance outlined in paragraph 64 of IAS 33 and SAB Topic 4C.

Company Response:

We confirm, on behalf of the Company, that the Company’s December 31, 2015 financial statements and related notes are not required to be restated to give retroactive effect to the Company’s stock split that occurred on June 22, 2016 per paragraph 64 of IAS 33, and we hope and trust that this is now clear and satisfactory in this regard.

January 26, 2017

Commission Comment:

8.

Please advise your independent accountant to provide you with a dual-dated or re-dated, audit report, so as to include their audit of the stock split and its retrospective presentation in the historical financial statements.

Company Response:

We confirm, on behalf of the Company, in conjunction with the response to Commission Comment number 7. above, that the Company’s independent accountants are not required to provide the Company with a dual-dated audit report for the Company’s December 31, 2015 financial statements to give effect to the Company’s stock split that occurred on June 22, 2016, and we hope and trust that this is now clear and satisfactory in this regard.

In addition, we also confirm, on behalf of the Company, that the Company has now provided for the following additional pro forma Basic and Diluted Earnings (Loss) per share in the Summary Financial Data table disclosure on page 7 of the Form F-1 Amendment:

“Statement of Operations
	Year ended Dec. 31, 2015	9 Months Ended September 30,
		2016	2015
Revenues	-	-	-
Gross Margin	-	-	-
Net Loss	$995,833	$3,536,039	$470,501
Basic and Diluted Earnings (Loss) per Share	($0.22)	($0.11)	($0.02)
Basic and Diluted Earnings Loss per Share after 1 for 5 share split;	($0.04)	N/A	N/A

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Item 9. Undertakings, page 11-5

9.

We note your response to our prior comment 31 and reissue in part. Please revise your disclosure in undertakings (1)(ii) and (1)(iii) to match the language in Item 512(a)(1)(ii) and Item 512(1)(iii) of Regulation S-K.

January 26, 2017

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Undertakings section of the Form F-1 Amendment in pargraphs (1)(ii) and (1)(iii) has now been updated on page II-6 to match the language contained in Item 512(a)(1)(ii) and Item 512(a)(1)(iii) of Regulation S-K as follows:

“(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;”;

and we hope and trust that this is now clear and satisfactory in this regard.

 On behalf of the Company we sincerely hope and trust that each of the foregoing and the Form F-1 Amendment are now clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Michael Shannon (at (604) 893-7638) of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

“Thomas J. Deutsch”

Thomas J. Deutsch* for
McMillan LLP

Enclosures
cc:	The Company; Attention: Jerry Kroll (CEO) and Kulwant Sandher (CFO)
cc:	Dale Matheson Carr-Hilton LaBonte; Attention: Reg LaBonte

* Law Corporation